EXHIBIT 99.1

Westport Publishes Annual General and Special Meeting Results

VANCOUVER, British Columbia, May 15, 2025 (GLOBE NEWSWIRE) -- Westport Fuel Systems Inc. (“Westport" or the "Company") (TSX:WPRT / Nasdaq:WPRT), today held its Annual General and Special Meeting of Shareholders (the "Meeting") in a virtual format. Shareholders approved all resolutions presented at the meeting including the election of all nominated directors for the ensuing year, the appointment of KPMG LLP as the Company's auditors for the fiscal year, the advisory vote on executive compensation, and the sale of Westport Fuel Systems Italia S.r.l in accordance with the terms of the sale and purchase agreement dated as of March 30, 2025.

A summary of the results are as follows:

Resolution	Outcome of Vote	Percentage of Votes For	Percentage of Votes Withheld/Against

Election of Directors
Michele Buchignani	Approved	81.22%	18.78%
Anthony Guglielmin	Approved	87.16%	12.84%
Daniel M. Hancock	Approved	61.47%	38.53%
Daniel Sceli	Approved	91.10%	8.90%
Karl-Viktor Schaller	Approved	61.28%	38.72%
Eileen Wheatman	Approved	81.43%	18.57%

Appointment of Auditors	Approved	93.83%	6.17%

Executive Compensation
(Advisory Vote)	Agree	52.87%	47.13%

Sale of Westport Fuel Systems Italia S.r.l	Approved	83.38%	16.62%

About Westport Fuel Systems

At Westport Fuel Systems, we are driving innovation to power a cleaner tomorrow. We are a leading supplier of advanced fuel delivery components and systems for clean, low-carbon fuels such as natural gas, renewable natural gas, propane, and hydrogen to the global transportation industry. Our technology delivers the performance and fuel efficiency required by transportation applications and the environmental benefits that address climate change and urban air quality challenges. Headquartered in Vancouver, Canada, with operations in Europe, Asia, North America, and South America, we serve our customers in approximately 70 countries with leading global transportation brands. At Westport Fuel Systems, we think ahead. For more information, visit www.wfsinc.com.

Investor Inquiries:
Investor Relations
T: +1 604-718-2046
E: invest@wfsinc.com